SOTON HOLDINGS GROUP, INC.

375 N. Stephanie Street, Suite 1411, Henderson, NV, USA 89014

Tel. (702)9972116

Fax. (702)4468232

E-mail: sotonholdingsgroup@yahoo.com

February 18, 2011

Mr. Scott M. Anderegg

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re: Soton Holdings Group, Inc

Acceleration Letter

Filed on February 14, 2011

Filing No. 333-170330

Dear Mr. Anderegg:

Pursuant to the staff’s telephone conversation with counsel to Soton Holdings Group, Inc., a Nevada corporation (the “Company”), on February 17, 2011, the Company hereby respectfully requests the immediate withdrawal of its letter dated February 14, 2011, requesting acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-170330).

Regards,

/S/ Mariya Kokho

Mariya Kokho, President